

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
Mr. James R. Segreto
Chief Financial Officer
SPAR Group, Inc.
333 Westchester Avenue
South Building, Suite 204
White Plains, NY 10604

      Re: **SPAR Group, Inc.**
              Item 4.01 Form 8-K
              Filed March 15, 2013
              File No. 0-27408

Dear Mr. Segreto:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Jennifer Thompson

                                  Jennifer Thompson
                                  Accounting Branch Chief